575 Madison Avenue

New York, NY 10022-2585

212.940.8800 tel

212.940.8776 fax

DAREN R. DOMINA

daren.domina@kattenlaw.com

212.940.6517 direct

212.894.5517 fax

March 19, 2010

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Joint Proxy Statement of The Zweig Fund
Inc. and The Zweig Total Return Fund, Inc., SEC File
Nos. 811-04739 and 811-05620, respectively

Ladies and Gentlemen:

On behalf of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc. (the “Companies”), we have submitted a Preliminary Joint Proxy Statement on Schedule 14A on March 19, 2010.

Pursuant to Rule 14a-6(d) of Regulation 14A, we hereby notify the Securities and Exchange Commission that the Companies intend on sending or giving to security holders copies of the definitive proxy statement as soon as possible on or after March 30, 2010.

Please direct any comments or inquiries regarding the Preliminary Joint Proxy Statement to Daren Domina, Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, (212) 940-6517.

Very truly yours,

/s/    Daren R. Domina

Daren R. Domina

NEW YORK CHARLOTTE CHICAGO IRVING LONDON LOS ANGELES PALO ALTO WASHINGTON, DC WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations